Exhibit (a)(1)(x)

Cerberus Commences Cash Tender Offer

For the Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

For $3.40 per Share in Cash

New York, August 2, 2010 - Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), today commenced a tender offer for all of the outstanding publicly held shares of BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”) not currently owned by CAI for $3.40 per share in cash.  CAI currently owns approximately 55.39% of the outstanding common stock of BlueLinx.  The tender offer commenced today will expire on August 27, 2010, unless the offer is extended in accordance with its terms. CAI originally informed the Board of Directors of BlueLinx of its intention to launch the tender offer on July 21, 2010.

There can be no assurance that the tender offer will be completed.  The tender offer is conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise.  Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share.  The tender offer is not subject to any financing or due diligence condition.  The aggregate consideration for the outstanding BlueLinx shares would be approximately $49.6 million.

The offer to purchase, letter of transmittal and related documents will be mailed to stockholders of record of BlueLinx and will also be made available for distribution to beneficial owners of BlueLinx common stock.

Important Information

This press release is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of tenders of BlueLinx common stock will only be made pursuant to the offer to purchase and related materials that CAI will be mailing to holders of BlueLinx common stock.  BlueLinx stockholders are strongly advised to read the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) and BlueLinx’s Solicitation/Recommendation Statement on Schedule 14D-9 when filed because they will contain important information.  Stockholders can obtain copies of the offer to purchase, letter of transmittal and related materials filed by CAI as part of the statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) on August 2, 2010 through the SEC’s website at www.sec.gov without charge.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world’s leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.